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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                             Bio Key International Inc.
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                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
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                          (Title of Class of Securities)

                                   09060C101
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                                 (CUSIP Number)

                              Brooke J. Billick
                      Vice President & Securities Counsel
                      Marshall & Ilsley Trust Company N.A.
                      1000 North Water Street, 13th Floor
                         Milwaukee, Wisconsin  53202
                         Telephone No.: 414-287-8609

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               (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                               May 30, 2003
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                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 Page 1 of 3

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CUSIP No. 09060C101            Schedule 13D                    Page 2 of 3
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1. Names of Reporting Persons   N. DeAnne Wittig Qualified Property
                                Marital Trust II, established under Will dated October 23, 1998
  I.R.S. Identification Nos. of Above Persons (Entities Only): 52-7250702

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2. Check the Appropriate Box If a Member of a Group (See Instructions)

             (a) [ ]
             (b) [ ]
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3. SEC Use Only
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4. Source of Funds (See Instructions) OO
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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e). [ ]
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6. Citizenship or Place of Organization:   Minnesota
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Number of Shares         7. Sole Voting Power           1,107,500
Beneficially             8. Shared Voting Power                 0
Owned By                 9. Sole Dispositive Power      1,107,500
Each Reporting          10. Shared Dispositive Power            0
Person With

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11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,107,500
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13. Percent of Class Represented by Amount in Row (11)   7.51%
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14. Type of Reporting Person  OO
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CUSIP No. 09060C101            Schedule 13D, Amendment 1           Page 3 of 3
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The Reporting Person amends its response to Item 5 of its Schedule 13D dated
February 17, 2003, in its entirety as follows:

"Item 5. Interest in Securities of the Issuer

"(a) As of June 13, 2003, the Trust is the direct beneficial owner of 1,107,500 shares, or approximately 7.51% of the 14,748,808 shares of common stock of the Company that were issued and outstanding as of May 7, 2003, as reported in the Company's Form 10-QSB for the quarter ending March 31, 2003.

"(b) Number of shares as to which the Trust has:
      Sole power to vote or to direct the vote:                  1,107,500
      Shared power to vote or to direct the vote:                        0
      Sole power to dispose or to direct the disposition of:     1,107,500
      Shared power to dispose or to direct the disposition of:           0

"(c) During the past sixty (60) days, and pursuant to SEC Rule 144, the Trust has sold shares of the Company's common stock in the following transactions:

       Date of sale           Number of shares sold
         5/22/2003                 11,000
         5/23/2003                  7,500
         5/27/2003                  5,000
         5/30/2003                106,500

"(d) The following person is believed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock held by the Trust, representing more than 5% of the Company's outstanding common stock:

    Nancy DeAnne Wittig, sole beneficiary of the Trust

"(e) Not applicable."

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2003

Signatures:

N. DEANNE WITTIG QUALIFIED PROPERTY MARITAL TRUST II

By: /s/ Nancy DeAnne Wittig
    Nancy DeAnne Wittig, Co-Trustee

By: Marshall & Ilsley Trust Company N.A., Co-Trustee

    By: /s/ Karen A. Dunifon
    Name/Title: Vice President